Mail Stop 4561

April 2, 2009

William A. Marshall
Chief Financial Officer and
Principal Accounting Officer
Authentidate Holding Corp.
Connell Corporate Center
300 Connell Drive, Fifth Floor
Berkeley Heights, NJ 07922

> **Re:** **Authentidate Holding Corp.**
> **Form 10-K for the Fiscal Year Ended June 30, 2008**
> **Filed September 26, 2008**
> **Form 10-Q for the Quarter Ended December 31, 2008**
> **Filed February 12, 2009**
> **File No. 000-20190**

Dear Mr. Marshall:

We have reviewed the above-referenced filings and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended June 30, 2008

Consolidated Financial Statements

Note 2. Share-Based Compensation, page F-12

1.   We note your disclosure of loss from continuing operations, net loss, and earnings per share before shared-based compensation. These appear to be non-GAAP measures. Please tell us how you considered the disclosures required by Item 10(e) of Regulation S-K and Question 8 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.

Note 14. Goodwill and Other Intangible Assets, page F-24

2.   Please tell us more about your goodwill impairment testing as of June 30, 2008. In this regard, we note that your book value exceeded your market capitalization at your annual test date. As it appears that you have only one reporting unit, this information appears to contrast with the results of your testing. Please explain to us, in detail, how your tests were performed in compliance with SFAS 142 and tell how you considered the difference between market capitalization and book value.

Form 10-Q for the Quarter Ended December 31, 2008

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources

Cash Flows, page 20

3.   Your disclosures indicate that you believe that you have enough cash, cash equivalents and marketable securities to support your operations for the next twelve months. However, we note that the amount of cash used in operations in each of the last three years exceeds your available cash, cash equivalents and marketable securities. Further, your disclosures do not provide a detailed description of how you plan to reduce spending or obtain additional funding from external sources. Please explain to us how your disclosures comply with Section IV of SEC Release 33-8350.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact David Edgar, Staff Accountant, at (202) 551-3459, Christine Davis, Assistant Chief Accountant, at (202) 551-3408, or me at (202) 551-3730 if you have questions regarding the above comments.

Sincerely,

Craig Wilson
Sr. Asst. Chief Accountant